Sarah Clinton
(617) 951-7375
sarah.clinton@ropesgray.com

November 3, 2016

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Valerie Lithotomos, Esq.

Re:
Calvert Impact Fund, Inc. (Registration Nos. 333-44064 and 811-10045); Calvert Responsible Index Series, Inc. (Registration Nos. 333-34122 and 811-09877); Calvert Social Investment Fund (Registration Nos. 002-75106 and 811-03334); Calvert World Values Fund, Inc. (Registration Nos. 033-45829 and 811-06563); The Calvert Fund (Registration Nos. 002-76512 and 811-03416); Calvert Management Series (Registration Nos. 002-69565 and 811-03101); Calvert Variable Products, Inc. (Registration Nos. 002-90309 and 811-04000); Calvert Variable Series, Inc. (Registration Nos. 333-002-80154 and 811-03591) (each a “Trust” and, collectively, the “Trusts”)

Responses to Comments on Preliminary Proxy Statement filed on Schedule 14A for the Trusts and each series thereof

Dear Ms. Lithotomos:
I am writing on behalf of the Trusts to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Trusts’ preliminary proxy statement with respect to each series of the Trusts (each a “Fund” and collectively, the “Funds”), which was filed on Schedule 14A with the Commission on October 21, 2016 (the “Preliminary Proxy Statement”). You provided your oral comments regarding the Preliminary Proxy Statement via telephone on October 27, 2016. Summaries of your comments and the Trusts’ responses are set forth below. These responses have been reflected, to the extent applicable, in a definitive proxy statement (the “Definitive Proxy Statement”), which is also being filed today.

1.	Comment: Please confirm that all disclosure bracketed in the Preliminary Proxy Statement will be confirmed or removed in the Definitive Proxy Statement and that all brackets will be removed.

Response: The Trust confirms that bracketed items have been confirmed or removed in the Definitive Proxy Statement.

2.	Comment: Please explain whether the Trusts will be filing an N-14.

Response: As described in the Definitive Proxy Statement, Eaton Vance Corp. (“Eaton Vance”) and Calvert Research Management (“CRM”), a newly-formed indirect subsidiary of Eaton Vance, have entered into an agreement to purchase from Calvert Investment Management, Inc. (“CIM”) substantially all of CIM’s business assets (the “Transaction”). The Trusts will not be filing an N-14 at this time as no Fund is proposed to be merged or otherwise combined with another management investment company as part of the Transaction.

3.
Comment: In the question and answer section of the Proxy Statement, please provide a summary of the differences between the current and proposed investment advisory agreements, the current and proposed investment sub-advisory agreements, and the current and proposed Rule 12b-1 plans.

Response: The Trusts have added a description of the differences between the current and proposed investment advisory agreements, the current and proposed investment sub-advisory agreements, and the current and proposed Rule 12b-1 plans in the question and answer section of the Definitive Proxy Statement.

4.
Comment: Under the question “Why am I being asked to vote to amend the declarations of trust?” on page 12 of the Preliminary Proxy Statement, you state “The proposed amendment would grant Trustees the authority to amend the applicable declaration of trust without shareholder approval for ministerial matters or if the proposed amendment would not have a material adverse effect on the shareholders of the Funds or any class thereof.” Similar language is found in Proposal 5 on page 45 of the Preliminary Proxy Statement. Please explain what “ministerial matters” refers to and what is intended by “a material adverse effect on the shareholders.” Please also explain supplementally whether the proposed amendment would diminish shareholder control of the Funds.

Response: The Trusts are not aware of any particular changes to the declarations of trust anticipated at this time. In response to the Staff’s comment, the Trusts have revised the relevant sentence as follows:

The proposed amendment would grant Trustees the authority to amend the applicable declaration of trust without shareholder approval ~~for ministerial matters~~to change the name of the Trust, a Fund, or a class or to supply any omission, cure any ambiguity, or cure, correct, or supplement any defective or inconsistent provision contained therein, or if the proposed amendment would not have a material adverse effect on the financial interests of the shareholders of the Funds or any class thereof.

Although the proposed amendment to the declarations of the trust would expand the Trustees’ authority to amend a declaration of trust without obtaining a shareholder vote, the Trusts do not believe that these changes would materially diminish shareholder control of the Funds because any amendment that would have a material adverse effect on the financial interests of the shareholders of the Funds or any class thereof would still require a shareholder vote.

5.
Comment: Under the question “What are the potential benefits of the proposed amendment?” on page 12 of the Preliminary Proxy Statement, you state “Approval of this Proposal would allow your Fund to forgo solicitation expenses in certain circumstances.” Please clarify the types of circumstances that are contemplated by this statement.

Response: In response to the same question in the Proxy Statement, we state “Your Fund’s Trustees believe that the proposed amendment will provide the Trustees with the flexibility to amend the declaration of trust in response to future contingencies, changes to applicable law, or other changes, and to take action without causing the Trust to incur the time and expense of obtaining shareholder approval. These situations could arise as a result of regulatory changes or changes in markets or mutual fund structures generally.” The Trusts submit that the “certain circumstances” referred to in the relevant sentence refers to those situations. In response to the Staff’s comment, the Trusts have revised the relevant sentence as follows:

Approval of this Proposal would allow your Fund to forgo solicitation expenses in ~~certain~~ those situations and in certain other circumstances, so long as the proposed changes to the declaration of trust were administrative in nature or would not have a material adverse effect on the financial interests of the shareholders of the Funds.

6.
Comment: Has CRM applied for exemptive relief with respect to investments in The Calvert Social Investment Foundation (the “Calvert Foundation”), as described in Proposal 6? Please explain supplementally why CRM might apply for the relevant relief.

Response: CRM has not yet applied for exemptive relief with respect to the investments in The Calvert Foundation. The existing exemptive order was granted by the Commission on July 8, 1998 to Calvert Social Investment Fund, The Calvert Fund, Calvert World Values Fund, Inc., any other fund in existence at the time the order was granted, and any future fund advised by CIM. Although CIM was not an applicant to the Funds’ existing exemptive order, it is possible that a determination could be made that the potential change in the Funds’ investment adviser from CIM to CRM could cause the Funds to no longer be able to make new investments in CI Notes in reliance on the existing exemptive order. In addition, CRM may determine to apply for substantially similar exemptive relief from the Commission in order to allow future funds to invest in the Calvert Foundation or because it determines that the Funds may no longer rely on the current exemptive relief.

7.	Comment: Please describe why you believe seeking shareholder approval of a potential future exemptive order is permissible under the proxy rules?

Response: It is the Trusts’ understanding that it is common practice in the industry to seek shareholder approval of an exemptive order before such an order has been received. Obtaining shareholder approval of a potential future exemptive order would allow the Funds to avoid the expense associated with (i) creating and distributing a second set of proxy materials in the future that would cover this proposal and (ii) seeking an exemptive order that shareholders may determine not to approve. The Trusts are not aware of anything in the proxy rules that prohibit registrants from seeking approval of proposals that are contingent on certain external events (e.g., CRM determining that it will pursue exemptive relief with the Commission) and, in fact, it believes that it is common practice to seek approval of contingent proposals (like, for example, the proposals in this Proxy Statement that are contingent on the closing of the Transaction). The Trusts acknowledge that there is a possibility that a future order may require additional shareholder approvals, depending on the terms of the relief, and in such circumstances, such additional shareholder approval would be sought before the Funds would rely on the applicable order.

8.
Comment: In the “Choice of Law” section of Proposal 2, please describe material differences between Massachusetts and Maryland law that would affect the rights of shareholders under the investment advisory agreements.

Response: In response to the Staff’s comment, the Trusts have added the following language to the “Choice of Law” section of Proposal 2:
The Funds’ current investment advisory agreements do not specifically include choice of law or forum provisions (which means that shareholders bringing claims relating to the agreement are not subject to the application of the laws of a particular jurisdiction or limited to bringing the claims in a particular court), and provide that the terms of each agreement are to be construed and enforced in accordance with and governed by the laws of the state of Maryland.
CRM believes that courts would likely interpret the terms of the current investment advisory agreements substantially similarly under the state laws of Massachusetts and Maryland and the new investment advisory agreements would continue to be subject to applicable requirements of the 1940 Act.

9.
Comment: Please confirm whether CRM will implement an expense reimbursement agreement with respect to the Funds. If so, please disclose that only the Board of Trustees of a Fund may terminate the Fund’s expense limitation before the one year contractual period expires.

Response: The Trusts confirm that CRM expects to implement an expense reimbursement agreement with respect to the Funds. The Trusts have added the requested disclosure to the Definitive Proxy Statement.

10.
Comment: In the “Limitation of Liability” section of Proposal 2, please clarify whether there are material differences between the current and proposed investment advisory agreements, particularly with respect to recoupment.

Response: The second paragraph of the noted section has been revised in the Definitive Proxy Statement as follows:

Each current investment advisory ~~agreements contain~~agreement contains a similar limitation of liability~~[, but are silent with regard to where CIM may~~ provision, except that the current investment advisory agreement does not expressly address CIM’s potential recourse for claims to recover portions of the advisory fee~~]~~. In addition, the current investment advisory agreement for Calvert Variable Products, Inc. provides that CIM will not be liable for indirect, special, or consequential damages.

11.	Comment: In each section of the Proxy Statement that describes differences between current and proposed agreements, please confirm that all material differences are appropriately disclosed.

Response: The Trusts confirm that the material differences between each current and proposed investment advisory agreement, investment sub-advisory agreement and Rule 12b-1 plan are described in the Definitive Proxy Statement.

12.	Comment: Please confirm supplementally that any sub-advisory fees applicable to a Fund will be paid by CRM and not by the applicable Fund.

Response: The Trusts confirm that CRM will be responsible for the payment of sub-advisory fees under the proposed investment sub-advisory agreements with respect to the Funds.

13.	Comment: Please disclose the estimated cost of the proxy solicitation.

Response: The Trusts note that they have retained Computershare to aid in the proxy solicitation and Computershare’s approximate fee is disclosed in the “Expenses of Solicitation” section of the Definitive Proxy Statement.

14.
Comment: In connection with the “Adjournment” section under “Additional Meeting Information,” please confirm that a separate proposal would be required to adjourn the Meeting in cases where the quorum requirements have been satisfied, but sufficient votes in favor of a proposal are not received by the time scheduled for the Meeting.

Response: As disclosed in the “Adjournment” section under “Additional Meeting Information,” the Trusts submit that if the quorum requirements have been satisfied, but sufficient votes in favor of a proposal are not received by the time scheduled for the Meeting, the persons named as proxies may propose adjournments of the Meeting with respect to such proposal, voting in favor of adjournment those proxies that they are entitled to vote in favor of the proposal and against adjournment those proxies required to be voted against the proposal. The Trusts submit that the proxies confer such discretionary authority under Rule 14a-4(c)(7) because adjournments are “matters incident to the conduct of the meeting.”

The Trusts note that, in Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. Instead, the Commission authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders.

The Trusts submit that their approach to adjournments is not inconsistent with Maryland or Massachusetts law, as applicable, or the Trusts’ organizational documents. In addition, the Trusts note that the proxy statement and proxy card explicitly state that the persons named as proxies on the proxy card are authorized to consider and vote in their discretion upon any other business that may properly come before the Meeting and any adjournments or postponements thereof.

For these reasons, the Trusts do not believe that a separate proposal would be required to adjourn the Meeting in cases where the quorum requirements have been satisfied, but sufficient votes in favor of a proposal are not received by the time scheduled for the Meeting.

15.
Comment: We note that Appendix G describes a recoupment provision included in the proposed new investment advisory agreement; please also include a description of recoupment earlier in the Proxy Statement.

Response: The Trusts note that the recoupment provision of the proposed new investment advisory agreement is described in the discussion of Proposal 2 in the Proxy Statement. In response to the Staff’s comment, the Trusts have also added disclosure regarding recoupment to the question and answer section relating to Proposal 2 in the Definitive Proxy Statement.

16.	Comment: Please state supplementally whether advisory fees will increase for any Fund if Proposal 2 is approved by shareholders.

Response: The Trusts confirm that, if Proposal 2 is approved by shareholders, advisory fees will not increase for any Fund.

17.
Comment: We note that you have included an appendix providing an overview of portfolio managers and potential strategy changes for the Funds. Please consider referencing these changes earlier in the Proxy Statement.

Response: The Trusts note that the Definitive Proxy Statement includes references to the Funds’ expected portfolio manager changes and expected investment approach following the closing of the Transaction in both the question and answer section relating to Proposal 2 and in the discussion of Proposal 2.

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On behalf of the Trusts, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trusts will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

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Please do not hesitate to call me at 617-951-7375 if you have any questions or require additional information.

Kind regards,
/s/ Sarah Clinton
Sarah Clinton

cc:	Andrew Niebler, Esq.